Exhibit 99.1

Lentuo International Announces Third Quarter 2011 Financial Results

Company achieves previously issued guidance; reports 14.4% sequential quarterly revenue growth

BEIJING — November 28, 2011 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing as measured by new vehicle sales revenue in 2010, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Financial Highlights

• The Company met its previously issued guidance, reporting revenues of RMB 747.6 million ($117.2 million) for the third quarter of 2011, an increase of 14.4% from the second quarter of 2011.

• The Company sold 3,162 vehicles during the third quarter of 2011, representing a 13.6% sequential increase over 2,784 vehicles sold in the second quarter of 2011.

• The Company serviced 37,894 vehicles during the third quarter of 2011, representing a 17.6% increase over 32,210 vehicles in the third quarter of 2010, and an 8.8% increase over 34,818 vehicles in the second quarter of 2011.

“We were able to meet guidance while achieving another quarter of strong sequential revenue growth, despite continued challenging conditions in Beijing,” stated Mr. Hetong Guo, Founder and Chairman of Lentuo. “Our ability to rapidly adjust to the challenges posed by the new vehicle registration policy in Beijing is a direct result of the operational expertise of our management team and the growing reputation of our brand.”

“Since June, we have nearly doubled our dealership network, including three dealerships in markets outside of Beijing that are unaffected by the vehicle registration lottery,” continued Mr. Guo. “This growth beyond the Beijing market, in combination with increased advertising efforts and continued focus on broadening our product portfolio, position Lentuo for substantial long-term sales growth and improved shareholder value.”

Third Quarter 2011 Financial Performance

Revenues for the three months ended September 30, 2011 decreased 21.0% to RMB 747.6 million ($117.2 million) from RMB 945.9 million in the third quarter of 2010. The decrease was primarily due to lower vehicle sales resulting from the Beijing government’s new traffic congestion control measures introduced in December 2010. Quarter-on-quarter, revenues for the three months ended September 30, 2011 increased 14.4% from RMB 653.8 million in the second quarter of 2011.

During the third quarter of 2011, the Company sold 3,162 vehicles, representing a 35.1% decrease from 4,871 vehicles in the third quarter of 2010. On a year-over-year basis the Beijing automobile market has moved from an environment that was helped by a series of policies favorable to the industry to one that is negatively impacted by the new traffic control measures introduced in December 2010. Overall, the general Beijing automobile market has seen sales volume decline during the first nine months of 2011 compared to the same period in 2010, whereas the impact on Lentuo was substantially reduced mainly due to its strong brand awareness and reputation for excellent service. Quarter-on-quarter, the number of vehicles sold for the three months ended September 30, 2011 increased 13.6% from 2,784 vehicles in the second quarter of 2011.

The average new vehicle unit price for the third quarter of 2011 was RMB 210,211 ($32,959), a 19.1% increase over RMB 176,428 for the same period in 2010, and a 2.5% increase over RMB 205,152 in the second quarter of 2011. The increase in the average new vehicle unit price was primarily driven by customers’ changing preferences toward higher-end vehicles after the Beijing government adopted policies aimed at curbing traffic congestion that increased the cost of automobile usage.

The Company serviced approximately 37,894 vehicles during the three months ended September 30, 2011, representing a 17.6% increase over the 32,210 vehicles serviced in the third quarter of 2010 and an 8.8% sequential increase over the 34,818 vehicles serviced in the second quarter of 2011. However, revenue from repair and maintenance services in the third quarter of 2011 was flat compared to the same period in 2010 and increased slightly from the second quarter of 2011 due to a lower average service charge per vehicle, a reflection of the Company’s competitive pricing effort to both retain and gain market share.

Cost of goods sold decreased 20.2% to RMB 679.9 million ($106.6 million) in the third quarter of 2011 from RMB 851.8 million in the same period of 2010. The decrease was in line with lower vehicles sales.

Gross profit decreased 28.0% to RMB 67.8 million ($10.6 million) for the quarter, down from RMB 94.1 million in the third quarter of 2010. The decrease in gross profit was primarily driven by lower vehicle sales and a drop in gross margin for automobile sales and maintenance services.

Gross margin for the third quarter of 2011 decreased to 9.1% from 9.9% in the third quarter of 2010. Specifically, the gross margin for automobile sales decreased to 3.7% in the third quarter of 2011 from 5.3% in the same period of 2010, while the gross margin of repair and maintenance services decreased slightly to 52.2%, as compared to 54.6% for the same period in 2010, but increased marginally as compared to 48.8% during the second quarter of 2011. Margins contracted towards the high end of industry averages for vehicle sales primarily as a result of various discount programs designed to drive sales volume. The Company intends to maintain its gross margin at or slightly above its peer group average.

Selling, marketing and distribution expenses increased 152.0% to RMB 25.8 million ($4.0 million) in the third quarter of 2011 from RMB 10.2 million in the same period a year ago, primarily as a result of increased advertising expenses related to the Company’s efforts to further elevate its brand awareness in both Beijing and other markets. As a percentage of revenues, selling, marketing and distribution expenses increased to 3.4% in the third quarter of 2011 from 1.1% in the third quarter of 2010.

General and administrative expenses increased by 31.0% to RMB 11.1 million ($1.7 million) in the third quarter of 2011 from RMB 8.5 million in the same quarter of 2010, primarily due to increased expenses related to being a public company. As a percentage of revenues, general and administrative expenses increased marginally to 1.5% in the third quarter of 2011 from 0.9% in the third quarter of 2010.

Operating income for the third quarter of 2011 decreased 59.0% to RMB 30.9 million ($4.9 million) from RMB 75.4 million for the same period in 2010. The change in operating income was primarily driven by the increased advertising expenses.

Operating margin for the third quarter of 2011 was 4.1%, compared to 8.0% for the same quarter in 2010. The decrease in operating margin was primarily attributable to the increase in marketing expenses.

Net income was RMB 10.8 million ($1.7 million), a decrease of 76.0% from RMB 45.0 million for the same period in 2010. This decrease, driven by reduced gross margin coupled with increased marketing expense, reflects the challenges created by the new traffic control measures introduced in Beijing in December 2010 as well as the Company’s continuing efforts to strengthen its competitive position both in and outside of Beijing. While this has negatively impacted the Company’s performance, Lentuo believes its peers have experienced an even greater negative impact, which in turn positions the Company to gain more market share in the future.

Diluted earnings per ADS were RMB 0.36 ($0.06) for the third quarter of 2011 compared to RMB 2.12 for the third quarter of 2010, decreasing 83.0%.

Liquidity and Capital Resources

As of September 30, 2011, the Company had cash and cash equivalents of RMB 262.3 million ($41.1 million), compared to RMB 266.9 million as of September 30, 2010. Net cash provided by operating activities was RMB 104.5 million ($16.4 million) in the quarter ended September 30, 2011, compared to net cash provided by operating activities of RMB 236.2 million in the quarter ended September 30, 2010.

Financial Outlook

The Company is reaffirming its previously issued fiscal year 2011 revenue guidance of approximately RMB 3.3 to 3.6 billion ($517.4 million to $564.4 million).

Over the long term, the Company believes it will continue to gain market share in Beijing and its operations outside the Beijing market will offset the negative impact resulting from the current vehicle registration policy in Beijing.

This guidance is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

The Chairman concluded, “While we expect continued challenges in the short term as a result of the policy change in Beijing, we believe our multi-pronged strategy to overcome these headwinds, by promoting our higher-margin repair and maintenance services, in combination with the continued expansion of our dealership footprint, will continue to positively impact our financial results. We remain committed to taking the necessary steps to evolve and grow our business to take full advantage of China’s large, rapidly growing automobile market and enhance shareholder value.”

Conference Call

The Company will hold a conference call on Tuesday, November 29, 2011 at 8:00 a.m. Eastern time (5:00 a.m. Pacific) to discuss its third quarter 2011 financial results. To participate in the call, please dial (877) 941-2068, or (480) 629-9712 for international calls, approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which can be found via the Company’s website at http://ir.lentuo.net, or alternately at http://ViaVid.net.

A replay of the call will be available for two weeks from 1:00 p.m. EST on November 29, 2011, until 11:59 p.m. EST on December 13, 2011. The number for the replay is (877) 870-5176, or (858) 384-5517 for international calls; the pass code for the replay is 4490057. In addition, a recording of the call will be available via the Company’s website at http://ir.lentuo.net for one year.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.3780 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2011.

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by its 2010 new vehicle sales revenue. Lentuo operates eleven franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Jiangyu Luo

Lentuo International Inc.

Investor Relations Department

Email: luojiangyu@lentuo.net

Dave Gentry, U.S.

RedChip Companies, Inc.

Tel: +1-800-733-2447, Ext. 104

Email: info@redchip.com

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	As of September 30,
	2010	2011
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	266,872	262,284	41,123
Restricted cash	334,756	309,586	48,540
Accounts receivable (net of allowance for doubtful accounts of nil as of September 30, 2010 and 2011)	50,103	40,765	6,392
Inventories, net	388,887	355,055	55,669
Advances to suppliers	258,555	292,780	45,905
Prepaid expenses and other current assets	36,955	322,504	50,564
Amounts due from related parties	54,821	—	—
Deferred tax assets	—	7,708	1,209

Total current assets	1,390,949	1,590,682	249,402

Non-current assets:
Property and equipment, net	221,189	342,602	53,716
Land use rights, net	5,842	5,699	894
Goodwill	—	12,076	1,893
Deferred initial public offering costs	10,104	—	—
Long term prepayments	—	241,000	37,786
Investment in an equity investee	—	16,000	2,509
Deferred tax assets	464	653	102
Intangible assets	—	27,500	4,312

Total non-current assets	237,599	645,530	101,212

TOTAL ASSETS	1,628,548	2,236,212	350,614

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	7,582	1,855	291
Bills payable	593,141	579,465	90,854
Advances from customers	36,702	32,017	5,020
Deposits from third parties	78,999	175,946	27,586
Accrued expenses and other current liabilities	135,556	240,440	37,699
Amounts due to related parties	—	105,790	16,587
Unrecognized tax benefits	4,963	4,963	778
Taxes payable	126,148	27,395	4,295
Deferred taxation payables	—	6,875	1,078
Short-term loans	251,537	262,531	41,162

Total current liabilities	1,234,628	1,437,277	225,350

TOTAL LIABILITIES	1,234,628	1,437,277	225,350

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of September 30, 2010 and 2011
Issued and outstanding —42,595,459 and 58,937,912 shares as of September 30, 2010 and 2011	1	4	1
Additional paid-in capital	176,200	479,762	75,221
Retained earnings	217,719	319,169	50,042

Total shareholders’ equity	393,920	798,935	125,264

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,628,548	2,236,212	350,614

LENTUO INTERNATIONAL INC.

 CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Three months ended September 30,
	2010	2011
	RMB	RMB	US$
Revenues:
Sales of automobiles	859,381	664,687	104,216
Automobile repair and maintenance services	82,051	81,503	12,779
Other services	4,418	1,455	227

	945,850	747,645	117,222

Cost of goods sold:
Sales of automobiles	(814,088)	(640,059)	(100,354)
Automobile repair and maintenance services	(37,237)	(38,928)	(6,103)
Other services	(466)	(903)	(142)

	(851,791)	(679,890)	(106,599)

Gross profit	94,059	67,755	10,623

Operating expenses:
Selling, marketing and distribution expenses	(10,230)	(25,780)	(4,042)
General and administrative expenses	(8,445)	(11,070)	(1,736)

Total operating expenses	(18,675)	(36,850)	(5,778)

Operating income	75,384	30,905	4,845

Interest income	158	805	126
Interest expenses	(12,321)	(14,742)	(2,311)
Exchange loss	49	(315)	(49)
Other income, net	(300)	326	51

Income before income tax expenses	62,970	16,979	2,662
Income tax expenses	(17,955)	(6,182)	(969)

Income from continuing operations	45,015	10,797	1,693
Income from discontinued operations, net of tax	—	—	—

Net income attributable to ordinary shareholders and comprehensive income	45,015	10,797	1,693

Earnings per share:
from continuing operations	1.06	0.18	0.03
from discontinued operations	—	—	—

Basic and diluted earnings per ordinary share	1.06	0.18	0.03

Weighted average ordinary shares outstanding:
Basic and diluted	42,595,459	58,937,912	58,937,912